UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_____________________

FORM 6-K/A

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16
OF THE SECURITIES EXCHANGE ACT OF 1934

_______________________

Longtop Financial Technologies Limited (Exact Name of Registrant as Specified in its Charter)
15/F, Block A, Chuangxin Building Software Park Xiamen, 361005 People’s Republic of China (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F.....X.... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____       No ☒

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____     No ☒

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No ..X...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Longtop Financial Technologies Limited (the “Company”) is furnishing this report on Form 6-K/A in order to amend the amount of share-based compensation expense, and corresponding amounts of total expenses and net loss, for the quarter ended December 31, 2007 stated in the Company’s unaudited consolidated statements of operations included in Exhibit 99.1 to the Company’s report on Form 6-K furnished to the Securities and Exchange Commission on February 26, 2008 (the “February 26, 2008 6-K”). The information herein is intended to be furnished and shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934 (the “Exchange Act”) or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933 or the Exchange Act, except as expressly set forth by specific reference in such a filing.

For the three months ended December 31, 2007, the Company had recorded US$22,179,000 in share-based compensation expense related to ordinary shares that, prior to completion of the Company’s initial public offering on October 29, 2007, were sold by one of the Company’s founders to employees of the Company in exchange for promissory notes.  The US$22,179,000 reflected a one-time non-cash charge resulting from the founder’s forgiveness in full of the obligations under the employees’ promissory notes.  The Company’s management has determined that the correct amount of the share-based compensation charge was US$24,666,000, or US$2,487,000 greater than the amount previously reported.  Accordingly, share-based compensation expense for the three months and the nine months ended December 31, 2007, should include, as a non-cash component in the Company’s unaudited consolidated statement of operations, an additional amount of US$2,487,000. With the additional share-based compensation expense, the Company’s net loss for the three months ended December 31, 2007 was US$16.527 million, as compared to US$14.04 million previously reported, and the Company’s net loss for the nine months ended December 31, 2007 was US$1.679 million, as compared to US$808,000 in net income previously reported.  There was no change in Adjusted Income, a non-GAAP measure used by the Company, of US$10.481 million and US$27.546 million previously reported for the three and nine months ended December 31, 2007 in the Company’s unaudited consolidated adjusted statements of operations included in Exhibit 99.1 to the February 26, 2008 6-K.

This report on Form 6-K/A hereby updates and supersedes the following items in the Company's unaudited consolidated statements of operations for the quarter ended December 31, 2007 as included in Exhibit 99.1 to the February 26, 2008 6-K, as follows:

CONSOLIDATED BALANCE SHEETS

	March 31, 2007	December 31, 2007
	Unaudited	Unaudited
	(In U.S. dollar thousands, except share and per share data)
Assets
Current assets:
Cash, bank deposits and cash equivalents	$ 69,920	$ 209,632
Restricted cash	3,395	12,558
Accounts receivable, net	19,495	27,731
Inventories	1,081	1,588
Amounts due from related parties	-	50
Deferred tax assets	644	1,079
Other current assets	3,231	4,447

Total current assets	97,766	257,085

Fixed assets, net	4,835	4,972
Intangible assets, net	8,040	7,910
Goodwill	9,112	14,636
Deferred tax assets	33	-
Other assets	646	563

Total assets	$ 120,432	$ 285,166

Liabilities, mezzanine equity and shareholders' equity
Current liabilities:
Short-term borrowings	$ 8,669	$ 12,326
Accounts payable	4,581	5,322
Deferred revenue	4,725	13,069
Amounts due to related parties	-	11,825
Deferred tax liabilities	-	156
Accrued and other current liabilities	9,714	17,636

Total current liabilities	27,689	60,334

Long-term liabilities:
Obligations under capital leases, net of current portion	219	88
Deferred tax liabilities	617	1,625
Other non-current liabilities	-	520

Total liabilities	28,525	62,567

Mezzanine equity:
Series A convertible redeemable preferred shares: $0.01 par value (6,360,001 and nil shares authorized, issued and outstanding as of March 31, 2007 and December 31, 2007, respectively, liquidation value $23,416)	$ 23,214	-
Series B convertible redeemable preferred shares: $0.01 par value (3,858,005 and nil shares authorized, issued, and outstanding as of March 31, 2007 and December 31, 2007, respectively, liquidation value $24,826)	24,673	-

Total mezzanine equity	47,887	-

Shareholders’ equity:
Ordinary shares $0.01 par value (68,640,000 shares authorized, 29,705,267 and 50,274,126 shares issued and outstanding as of March 31, 2007 and December 31, 2007)	$ 297	$ 502
Additional paid-in capital	19,120	249,137
Retained earnings	22,320	(34,312)
Accumulated other comprehensive income	2,283	7,272

Total shareholders' equity	44,020	222,599

Total liabilities, mezzanine equity and shareholders' equity	$ 120,432	$ 285,166

CONSOLIDATED STATEMENTS OF OPERATIONS

	Three Months Ended December 31,		Nine Months Ended December 31,
	2006	2007	2006	2007
	Unaudited	Unaudited	Unaudited	Unaudited
	(In U.S. dollar thousands, except share and per share data)
Revenues:
Software development	$10,605	$15,567	$28,767	$42,056
Other services	1,917	3,063	8,043	8,304
Total revenues	12,522	18,630	36,810	50,360
Less business taxes	(182)	(284)	(444)	(588)

Net revenues	12,340	18,346	36,366	49,772
Cost of revenues:
Software development	1,998	11,906	3,722	16,855
Other services	966	1,423	2,489	3,309
Total cost of revenues	2,964	13,329	6,211	20,164
Gross profit	9,376	5,017	30,155	29,608

Operating expenses:
Research and development	752	2,172	1,453	3,093
Sales and marketing	1,744	6,088	2,369	7,917
General and administrative	4,210	14,413	8,113	18,029
Total operating expenses	6,706	22,673	11,935	29,039
Income (loss) from operations	2,670	(17,656)	18,220	569

Other income (expenses):
Interest income	173	1,682	300	2,155
Interest expense	(144)	(318)	(474)	(756)
Other income, net	55	180	80	246

Total other income (expenses)	84	1,544	(94)	1,645

Income (loss) before income tax expense	2,754	(16,112)	18,126	2,214
Income tax expense	(842)	(415)	(5,515)	(2,600)

Income (loss) from continuing operations	1,912	(16,527)	12,611	(386)
Loss from discontinued operations	(76)	-	(233)	(1,293)
Net income (loss)	1,836	(16,527)	12,378	(1,679)

Net income (loss) per share:
Continuing operations	$ 0.05	$ (0.37)	$ 0.37	$(0.01)
Discontinued operations	$ (0.00)	$ -	$ (0.01)	$(0.03)
Basic ordinary share	$ 0.05	$ (0.37)	$ 0.36	$(0.04)
Continuing operations	$ 0.05	$ -	$ 0.37	$(0.01)
Discontinued operations	$ (0.00)	$ -	$ (0.01)	$(0.03)
Basic preferred share	$ 0.05	$ -	$ 0.36	$(0.04)
Continuing operations	$ 0.05	$ (0.37)	$ 0.33	$(0.01)
Discontinued operations	$ (0.00)	$ -	$ (0.01)	$(0.03)
Diluted	$ 0.05	$ (0.37)	$ 0.32	$(0.04)

Shares used in computation of net income(loss) per share:
Basic ordinary share	29,648,270	45,103,478	29,682,535	34,835,235
Basic preferred share	7,326,201	-	4,726,956	7,699,292
Diluted	39,251,429	45,103,478	38,460,167	44,279,893

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DATED: May 20, 2008

LONGTOP FINANCIAL TECHNOLOGIES LIMITED

By:

/s/ Derek Palaschuk

Name: Derek Palaschuk

Title: Chief Financial Officer